Exhibit F

Calculation of Filing Fee Tables

SC TO-1

(Form Type)

Hartford Schroders Private Opportunities Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to Be Paid	$1,219,116.65	(1)	0.00014760	(2)	$179.94
Fees Previously Paid	-				-
Total Transaction Valuation	$1,219,116.65	(1)
Total Fees Due for Filing					$179.94
Total Fees Previously Paid					-
Total Fee Offsets					-
Net Fee Due					$179.94

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.

Table 2 - Fee Offset Claims and Sources

Not applicable.